SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	AFFILIATE OFFICES BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI
August 1, 2019	SINGAPORE TOKYO TORONTO

Confidential

Ms. Barbara Jacobs

Ms. Folake Ayoola

Mr. Stephen Krikorian

Ms. Morgan Youngwood

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C., 20549

Re:	Molecular Data Inc.
Response to the Staff’s Comments on the Amendment to Draft
Registration Statement on Form F-1 Confidentially Submitted on March 28, 2019
CIK No. 0001758736

Ladies and Gentlemen:

On behalf of our client, Molecular Data Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 10, 2019 on the Company’s amendment to draft registration statement on Form F-1 confidentially submitted on March 28, 2019 (the “Draft Registration Statement”).

Securities and Exchange Commission

August 1, 2019

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also (i) included its audited consolidated financial statements as of and for the year ended December 31, 2018, (ii) included its audited consolidated financial statements as of and for the year ended December 31, 2016, and (iii) included other disclosure and data in relation to the Company’s business model and recent developments.

Prospectus Summary

Overview, page 1

1.

You state that, as of September 30, 2018, you had accumulated 87,526 customers and 33,301 suppliers on your online platform. Here, or elsewhere as appropriate, please clarify whether these numbers include customers and suppliers that may not be current users of your platform.

In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 77 of the Revised Draft Registration Statement.

Risk Factors

Our insurance coverage may not be adequate..., page 33

2.	Please discuss the material risks related to not maintaining insurance for the chemicals while they are in your custody at the warehouse as you disclose in response to prior comment 13.

The Company respectfully advises the Staff that the Company does not maintain insurance for the chemicals while they are in its custody at the warehouse itself. The Company’s warehousing service providers maintained insurance that covers the chemicals stored in their warehouses and are under contractual obligations to reimburse the Company’s loss in the event that the chemicals are damaged, tainted or missing due to failure of their obligations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 129 of the Revised Draft Registration Statement.

Securities and Exchange Commission

August 1, 2019

Corporate History and Structure

Restructuring, page 69

3.

Your response to prior comment 4 indicates that the liability will be paid with cash on hand and cash generated in the ordinary course of business, rather than from proceeds of the proposed offering. Please tell us your consideration of providing pro forma earnings per share data. We refer you to the guidance in SAB Topic 1.B.3.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has recorded the liability as amount due to MOLBASE (Shanghai) Biotechnology Co., Ltd. in its consolidated balance sheet as of December 31, 2018 and the earnings per share data has been updated as we included audited consolidated financial statements as of and for the year ended December 31, 2018, giving effect to the Restructuring.

Selected Consolidated Financial and Operating Data, page 73

4.

Your response to prior comment 7 indicates that you monitor the total number transaction orders completed on your Online Platform as an indicator of scale and user engagement. Please tell us your consideration of separately presenting the total number of transaction orders completed under your direct sales model and marketplace model for each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 77 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 76

5.

You state that paying customers increased from 2,666 in 2016 to 3,436 in 2017, and increased from 2,691 in the nine months ended September 30, 2017 to 3,279 in the nine months ended September 30, 2018. Additionally, we note that you acquired 2,111 new customers under the direct sales model in the nine months ended September 30, 2018, and such new customers contributed 8,828 transaction orders over the same period. For context, please provide the number of new customers under the direct sales model for fiscal year 2017.

In response to the Staff’s comment, the Company has revised the disclosure on pages 85 and 87 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Off-Balance Sheet Commitments and Arrangements, page 88

Securities and Exchange Commission

August 1, 2019

6.

We note your response to prior comment 21 where you state that the company and the founder provided a joint guarantee on the payment of the contingent fee by Shanghai Biotech to the Bank. Please revise your disclosure to discuss the company’s off-balance sheet arrangements with respect to this arrangement or tell us why you believe the information is not material. Refer to Item 5.E.1 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 91 of the Revised Draft Registration Statement.

Note 1. Organization, page F-9

7.

We note your response to prior comment 16. Please tell us whether any share-based compensation expense was allocated in the Company’s financial statements for the year ended December 31, 2017 and the nine months ended September 30, 2018. We refer you to the guidance in SAB Topic 1.B and ASC 718-10-15-4.

In response to the Staff’s comment, the Company respectfully advises the Staff that no share-based compensation expense was allocated in the Company’s financial statements for the year ended December 31, 2017 and the nine months ended September 30, 2018 in accordance with SAB Topic 1.B and ASC 718-10-15-4 because the 2018 Share Plan of the Company was only approved and adopted on November 27, 2018. No share-based compensation expense was incurred by the Company nor its parent Company MOLBASE Inc., and no share-based payment was awarded to the Company’s employees by a related party or other holders of an economic interest in the Company as compensation for services provided to such parties.

The Company respectfully advises the Staff that the Company recorded certain share-based compensation expense in the fiscal year ended December 31, 2018 and has revised the disclosure on pages 13 and 76 of the Revised Draft Registration Statement.

Note 14. Share Capital, page F-33

8.

Please clarify your response to prior comment 22 that indicates the Company did not grant any awards under an approved share-based compensation plan prior to the completion of the Restructuring. In this respect, your disclosures on page 152 indicate that you granted 40,408,821 awards during fiscal 2014, 2016 and 2017. Explain whether these previously granted awards are being exchanged for new awards under the 2018 Share Plan. Tell us whether any additional awards were granted in fiscal 2018. Describe how you plan to account for the awards granted under your 2018 Share Plan and the authoritative guidance you relied upon. As part of your response, explain in greater detail how you considered the guidance in ASC 718-20-35-3 and 6.

Securities and Exchange Commission

August 1, 2019

In response to the Staff’s comment, the Company respectfully advises the Staff that the date of grant as disclosed on page 152 of the Draft Registration Statement did not meet the definition of grant date in accordance with ASC 718-10-20 as no mutual understanding of the key terms and conditions of the share-based payment award was reached on those dates. When the Company employed certain employees prior to November 2018, the Company agreed to grant share options to the employees up to a certain dollar amount at the price of the then recent equity financing with other details pending board determination and approval. As the terms and conditions of these share options were yet to be determined when the relevant employment contracts were signed, the Company and the employees did not reach a mutual understanding on the key terms and conditions of the share-based award. On November 27, 2018, the board of directors of the Company approved the 2018 Share Plan and issued grant notices detailing the terms and conditions of the share options to those employees. As a result, November 27, 2018 was determined to be the grant date in accordance with ASC718-10-20 because the Company and its employees reached a mutual understanding of the terms and conditions. In response to the Staff’s comment, the Company has revised page 157 of the Revised Draft Registration Statement.

The guidance in ASC 718-20-35-3 and 6 is not applicable to the accounting for the options issued in connection with the Restructuring since the Company did not grant any awards under an approved share-based compensation plan prior to the completion of the Restructuring.

In response to the Staff’s comment, the Company has revised pages 95, F–33, F-34 and F-35 of the Revised Draft Registration Statement to disclose its accounting policy for the awards granted under the 2018 Share Plan.

General

9.

Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company respectfully advises the Staff that graphical materials or artwork will be supplementally provided once ready.

*        *        *

Securities and Exchange Commission

August 1, 2019

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Henry Song, partner at Ernst & Young Hua Ming LLP, by telephone at +86 21 2228 2054 or via email at henry.song@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

cc:	Dongliang Chang, Founder and Chairman of the Board of Directors,
Molecular Data Inc.
Zheng Wang, Chief Executive Officer, Molecular Data Inc.
Zhaohong Li, Chief Financial Officer, Molecular Data Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Henry Song, Partner, Ernst & Young Hua Ming LLP
Li He, Esq., Partner, Davis Polk & Wardwell LLP